UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

REGENXBIO INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75901B107

(CUSIP Number)

Allan M. Fox

c/o Daniel O’Donnell

FOXKISER LLP

1701 Pennsylvania Avenue, NW, Suite 900

Washington, D.C. 20006

(202) 778-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75901B107

1.	Names of Reporting Persons Allan M. Fox
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO(1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,120,235(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,120,235(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,120,235(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	The transfers reported herein were for estate planning purposes and were made without consideration.
(2)

Consists of: (i) 278,541 shares of common stock held by the Reporting Person’s grantor retained annuity trust; (ii) 315,000 shares of common stock held by AMF Gift Trust LLC; (iii) 315,000 shares of common stock held by HBF Gift Trust LLC; (iv) 722,485 shares of common stock held by AMF Family Gift Trust LLC; (v) 1,412,542 shares of common stock held by DING LLC; and (vi) options to purchase 76,667 shares of common stock that are presently exercisable or that may be exercised within 60 days after the date hereof. The Reporting Person serves as the manager of the limited liability companies referred to in clauses (ii)-(v) of the prior sentence and, in such capacity, holds sole voting and investment power over the shares held by these entities.

(3)

Based on 37,334,013 shares of common stock, par value $0.0001 per share, of the Company that were outstanding as of July 31, 2020, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2020, as filed with the SEC on August 6, 2020.

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) amends the Schedule 13D filed with the SEC on September 16, 2015 (the “Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “common stock”), of REGENXBIO Inc., a Delaware corporation (the “Company”). This amendment reflects certain estate planning transactions that were completed on September 16, 2020. As a result of these transactions and the prior distribution of the Company’s shares held by FOXKISER Holdings, LLC (“FoxKiser Holdings”), Allan M. Fox has been added as a reporting person and The Allan M. Fox Trust (U/A/D April 21, 2015) (the “Fox Trust”), The Allan M. Fox Revocable Trust (the “Fox Revocable Trust”) and FoxKiser Holdings ceased to be reporting persons with respect to the Company’s securities.

Item 1. Security and Issuer.

This Amendment No. 1 relates to the common stock of REGENXBIO Inc., which maintains its principal executive office at 9600 Blackwell Road, Suite 210, Rockville, Maryland 20850.

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed by Allan M. Fox (the “Reporting Person”).

(b) The business address of the Reporting Person is 1701 Pennsylvania Avenue, NW, Suite 900, Washington, DC 20006

(c) The Reporting Person is the founding partner of FOXKISER LLP, which has its business address at 1701 Pennsylvania Ave., NW, Suite 900, Washington, DC 20006.

(d) – (e) During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Following the completion of the Company’s initial public offering of common stock on September 22, 2015, the Fox Trust held 722,485 shares of the Company’s common stock, the Fox Revocable Trust held 2,054,863 shares of the Company’s common stock and FoxKiser Holdings held 443,700 shares of the Company’s common stock. The shares held by FoxKiser Holdings were distributed to its investors on a pro rata basis in July 2018, which resulted in the distribution of 266,220 shares of the Company’s common stock to the Fox Revocable Trust. In addition to these holdings, the Reporting Person receives equity compensation in connection with his service on the Company’s board of directors.

In the series of estate planning transactions consummated on July 27, 2020 and completed on September 16, 2020 as described in Item 5 below, shares controlled by the Reporting Person, the Fox Trust and the Fox Revocable Trust were transferred to limited liability companies for which the Reporting Person serves as manager. The membership interests of such limited liability companies are owned by trusts established by the Reporting Person and his spouse. There was no consideration paid for the transfers of shares of the Company’s common stock or for the membership interests of the limited liability companies that hold such shares. In addition to these holdings, the Reporting Person holds shares of the Company’s common stock through a grantor retained annuity trust and shares issuable upon the exercise of stock options that were granted in connection with his service on the Company’s board of directors.

Item 4. Purpose of Transaction.

As stated above, the share transfers to the entities referenced herein were made for estate planning purposes. The Reporting Person holds the shares of the Company discussed herein for investment. The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire shares of common stock or other capital stock of the Company and/or dispose of shares. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

In addition, the Reporting Person serves as a director of the Company and receives equity compensation from the Company in connection with such service. In connection with such service, the Reporting Person received a grant of 10,000 stock options on May 29, 2020, which vest in 12 equal monthly installments following such date. This filing includes 4,167 shares that are issuable upon the exercise of stock options that have vested, or that will vest within 60 days of the date hereof. Stock options for the remaining 5,833 shares will continue to vest ratably on a monthly basis through May 29, 2021. The Reporting Person expects to continue receiving equity compensation in connection with his service on the Company’s board of directors.

Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or;

(j)	any action similar to any of those enumerated above.

The Reporting Person may, from time to time, review or reconsider his position and formulate plans or proposals with respect to items (a) through (j) above, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)

As of September 16, 2020, the Reporting Person may be deemed to be the beneficial owner (pursuant to Rule 13d-3 under the Act) of 3,120,235 shares of the Company’s common stock, representing approximately 8.3% of the outstanding shares of the Company’s common stock.

(b)

As of the date of this Statement, the Reporting Person has sole voting and dispositive control over 3,120,235 shares of the Company’s common stock, inclusive of 76,667 shares issuable upon the exercise of stock options that the Reporting Person has the right to exercise with 60 days of this Statement.

(c)	Transactions Effected During the Past 60 Days:

Between July 27, 2020 and September 16, 2020, the Reporting Person, his spouse and various entities with which he is affiliated completed, directly or indirectly, a series of estate planning transactions involving the Company’s common stock:

•

On July 26, 2020, MAPES, a grantor retained annuity trust for which the Reporting Person served as trustee, completed its term and on July 27, 2020 it distributed 318,027 shares of the Company’s common stock to the Fox Revocable Trust. On the same date, the Fox Revocable Trust transferred 225,000 shares of the Company’s common stock to The Harriette B. Fox Revocable Trust (the “Harriette Fox Revocable Trust”), a revocable trust established for the benefit of the Reporting Person’s spouse.

•

On August 6, 2020, the Fox Revocable Trust transferred 90,000 shares of the Company’s common stock to the Harriette Fox Revocable Trust, and the Harriette Fox Revocable Trust transferred 315,000 shares of the Company’s common stock to HBF Gift Trust LLC, a limited liability company for which the Reporting Person serves as manager.

•

In addition, on August 6, 2020, the Fox Revocable Trust transferred 315,000 shares of the Company’s common stock to AMF Gift Trust LLC, a limited liability company for which the Reporting Person serves as manager.

•	On August 13, 2020, the Fox Trust transferred 722,485 shares of the Company’s common stock to AMF Family Gift Trust LLC, a limited liability company for which the Reporting Person serves as manager.

•

On August 25, 2020, DUNE, a grantor retained annuity trust for which the Reporting Person serves as trustee, made an annuity payment to the Fox Revocable Trust of 402,485 shares of the Company’s common stock. DUNE retained ownership of 279,488 shares of the Company’s common stock.

•

On August 26, 2020, the Fox Revocable Trust transferred 1,411,595 shares of the Company’s common stock to DING LLC, a limited liability company for which the Reporting Person serves as manager (DING LLC, with HBF Gift Trust LLC, AMF Gift Trust LLC and AMF Family Gift Trust LLC, the “LLCs”).

•	On September 8, 2020, DUNE distributed 947 shares of the Company’s common stock to the Fox Revocable Trust. On September 15, 2020, the Fox Revocable Trust transferred these shares to DING LLC.

•

Between September 1, 2020 and September 16, 2020, the LLC interests were contributed to a series of trusts established for the benefit of various family members of the Reporting Person and his spouse, and charity.

No consideration was paid for any of the transfers described in this Item 5(c).

The Reporting Person maintains voting and investment control over the shares held by the LLCs in his capacity as manager of the LLCs and maintains voting and investment control over the shares held by DUNE in his capacity as trustee of DUNE. In addition, the Reporting Person holds stock options that are exercisable, or will become exercisable within 60 days of the date hereof, to acquire 76,667 shares of the Company’s common stock. The Reporting Person also holds stock options to acquire 5,833 shares of the Company’s common stock that will not become exercisable within 60 days of the date hereof, but that will vest on a monthly basis between November 29, 2020 and May 29, 2021. The Reporting Person also expects to continue receiving equity compensation in connection with his service on the Company’s board of directors.

(d) Not applicable.

(e) The entities affiliated with the Reporting Persons that formerly were reporting persons under this Statement ceased to collectively hold 5% of the Company’s common stock on August 26, 2020, following certain of the transfers described above. As of the date hereof, the Fox Trust, The Fox Revocable Trust and FoxKiser Holdings do not hold any shares of the Company’s common stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

With the exception of the trust arrangements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, or between the Reporting Person and any other person, with respect to any securities of the Company, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete and correct.

Dated: September 18, 2020

ALLAN M. FOX

By:	/s/ Allan M. Fox
Name: Allan M. Fox

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